Mail Stop 4561

September 11, 2008

Mr. Robin Yanhong Li
Chairman and Chief Executive Officer
Baidu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080 People's Republic of China

>   **RE: Baidu.com, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2007**
>   **Filed June 5, 2008**
>   **File No. 0-51469**

Dear Mr. Li:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief